UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-14303

AMERICAN AXLE & MANUFACTURING, INC. PERSONAL SAVINGS PLAN
FOR HOURLY-RATE ASSOCIATES

(Full title of the plan)

American Axle & Manufacturing Holdings, Inc.

One Dauch Drive, Detroit, MI 48211-1198
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

(313) 758-2000
(Registrant’s telephone number,
including area code)

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Schedule H, Item 4i – Schedule of Assets Held for Investment Purposes	9

EXHIBITS:

Exhibit 23 - Consent of George Johnson & Company, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 9, 2005

To the Participants and Plan Administrator
American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates
Detroit, Michigan

We have audited the accompanying statements of assets available for benefits of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments:
Investments, at fair value (Notes 2 and 3):
Investments in registered investment companies	$182,769,075	$149,493,467
Common stock — American Axle & Manufacturing Holdings, Inc.	4,640,569	5,468,128
Collective trust fund	37,179,257	36,569,528

Total Investments, at Fair Value	224,588,901	191,531,123

Investments, at cost (Note 2):
Participant loans receivable	18,199,714	14,477,617

Total Investments	242,788,615	206,008,740

Receivables:
Participant contributions	236,992	—

TOTAL ASSETS AVAILABLE FOR BENEFITS	$243,025,607	$206,008,740

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Participant contributions	$23,957,659
Interest income on participant loans	769,199
Dividends	7,512,832
Net appreciation in fair value of investments (Note 3)	16,844,765

Total Additions	49,084,455

DEDUCTIONS:
Benefits paid to participants	12,045,617
Administrative expenses	21,971

Total Deductions	12,067,588

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	37,016,867

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	206,008,740

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$243,025,607

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

General - The following description of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the human resource department of American Axle & Manufacturing, Inc. (the “Company”).

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all employees of the Company and the Company’s U.S. subsidiaries who are members of the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”) and the International Association of Machinists and Aerospace Workers (“IAM”). The collective bargaining agreements which cover the above employees expire in 2008 and 2005, respectively. The Company may amend, modify, suspend, or terminate the Plan to the extent not precluded by the applicable agreements. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - The Plan provides for each participant to contribute from 1% to 40% of his or her eligible earnings. The employee contributions may be made on a pre-tax or after-tax basis. Employees over age 50 may contribute an additional 1% to 40% as a catch-up contribution. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may transfer funds into the Plan from other qualified plans. Employee participation is voluntary.

Vesting - Each participant is fully vested in the assets credited to his or her account, and no portion of such account shall be subject to forfeiture.

Investment Options - Participants may direct investments to be split among any of the investment fund options available.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans - The Plan allows participants to borrow against his or her account balance with repayment through payroll deductions. Loans can be for a minimum of $1,000 to a maximum of $50,000 or 50%, whichever is less, of the participant’s vested account balance.

Hardship Withdrawals - The Plan provides for early withdrawal of savings in the event of a participant’s financial hardship. A financial hardship is considered to be those amounts necessary to prevent an eviction from, or mortgage foreclosure on, the participant’s principal residence, extraordinary medical expenses for one or more members of the participant’s immediate family not covered by insurance, post-secondary tuition for one or more members of the participant’s immediate family, or the purchase or construction of a principal place of residence. A financial hardship exists only when funds are not reasonably available from the participant’s other sources, and the amount withdrawn must not exceed the amount needed in the situation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments - The Plan’s investments are stated at fair value. The shares of registered investment companies and common stock, as well as the units of collective trust funds, are valued at quoted market prices that represent the asset value of the shares or units held by the Plan at year-end. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

3.	INVESTMENTS

The fair value of individual investments that exceed five percent of the Plan’s assets available for benefits is as follows as of December 31, 2004 and 2003:

	2004	2003
Fidelity Low-Priced Stock Fund	$76,967,099	$61,637,062
Fidelity Diversified International Fund	18,487,862	13,872,127
Spartan U.S. Equity Index Fund	50,311,653	44,423,058
Fidelity Managed Income Portfolio II Fund	37,179,257	36,569,528
Participant Loans Receivable	18,199,714	14,477,617

For the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Common stock — American Axle & Manufacturing Holdings, Inc.	$(1,359,103)
Investments in registered investment companies	18,203,868

Net Appreciation in Value	$16,844,765

As of December 31, 2004 and 2003, the Plan held the following investments with various parties-in-interest:

	2004	2003
Registered investment companies managed by Fidelity	$169,117,132	$137,674,212
Collective trust fund managed by Fidelity	37,179,257	36,569,528
Common stock — American Axle & Manufacturing Holdings, Inc.	4,640,569	5,468,128
Participant loans receivable	18,199,714	14,477,617

	$229,136,672	$194,189,485

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to his or her total account balance as of the date of termination.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan as of December 31, 2004 and 2003 are managed by Fidelity, the trustee and custodian of the Plan. Such investments fall within the investment guidelines of the Plan and are considered parties-in-interest. See Note 3 for investments held by the Plan with various parties-in-interest.

6.	INCOME TAX STATUS

The Plan obtained its latest determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
(Federal Employer Identification Number: 38-3138388; Plan Number: 004)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Form 5500, Schedule H, Item 4i)

DECEMBER 31, 2004

		Description of Investment
		(Including Maturity Date,
Party-in-	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Interest	Lessor, or Similar Party	and Par or Maturity Value)	Cost	Value
	Registered Investment Companies:
	PIMCO Total Return Administrative Class Fund	946,589.622 shares	(a)	$10,100,111
	PIMCO High Yield Administrative Class Fund	217,181.747 shares	(a)	2,165,302
	Domini Social Equity Fund	46,937.407 shares	(a)	1,386,530
*	Fidelity Low-Priced Stock Fund	1,912,226.053 shares	(a)	76,967,099
*	Fidelity Diversified International Fund	645,525.897 shares	(a)	18,487,862
*	Fidelity Freedom Income Fund	148,335.754 shares	(a)	1,671,744
*	Fidelity Freedom 2000 Fund	23,719.217 shares	(a)	286,528
*	Fidelity Freedom 2010 Fund	158,341.392 shares	(a)	2,156,610
*	Fidelity Freedom 2020 Fund	845,762.105 shares	(a)	11,806,839
*	Fidelity Freedom 2030 Fund	427,485.215 shares	(a)	6,018,992
*	Fidelity Freedom 2040 Fund	170,472.177 shares	(a)	1,409,805
*	Spartan U.S. Equity Index Fund	1,173,860.302 shares	(a)	50,311,653

				182,769,075
	Common Stock:
*	American Axle & Manufacturing Holdings, Inc.	151,355.795 shares	(a)	4,640,569

	Collective Trust Fund:
*	Fidelity Managed Income Portfolio II Fund	37,179,257.360 units	(a)	37,179,257

	Participant Loans Receivable:
*	Plan participants	Loans receivable; interest rates ranged from 4.0 percent to 10.5 percent during 2004	$-0-	18,199,714

				$242,788,615

(a)	- These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR
HOURLY-RATE ASSOCIATES
(Name of Plan)

June 29, 2005

/s/ Michael K. Simonte
Michael K. Simonte
Vice President & Treasurer
American Axle & Manufacturing Holdings, Inc.

Exhibit Index

Exhibit No.	Description
Exhibit 23	Consent of George Johnson & Company, Independent Registered Public Accounting Firm